**Prospectus Supplement**                                      **Filed pursuant to Rule 424(b)(2)**
**(To prospectus dated April 18, 1997)**                            **Registration No. 33-60018**
                                                                                              **333-25471**

# Illinois Tool Works Inc.

# 1,928,519 Shares of Common Stock

This prospectus supplement relates to 1,928,519 shares of our common stock that we issued to shareholders of Alpine Engineered Products Holdings Corporation, a Delaware corporation ("Alpine"), as part of the purchase price we paid in connection with the acquisition of Alpine pursuant to the terms of an Agreement and Plan of Merger, dated February 9, 2006, by and among Illinois Tool Works Inc., ITW Ski Acquisition LLC, a Delaware limited liability company, ITW Ski Acquisition Sub Inc., a Delaware corporation, Alpine and Stonebridge Partners Management III, LLC, a Delaware limited liability company, as securityholder representative.  We closed this acquisition on February 9, 2006.

Following the issuance of the 1,928,519 shares of our common stock in connection with the acquisition transaction, the former shareholders of Alpine own less than 1% of our total outstanding shares as of the date of this prospectus supplement.

Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "ITW."  We have listed the shares offered by this prospectus supplement on the New York Stock Exchange and the Chicago Stock Exchange.  On February 8, 2006, the last sale price of our common stock reported on the New York Stock Exchange was $84.90 per share and on the Chicago Stock Exchange was $84.90 per share.

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The date of this prospectus supplement is February 9, 2006.